Imunon, Inc.

997 Lenox Drive, Suite 100

Lawrenceville, NJ 08648

May 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Alan Campbell

Re:	Imunon, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-286403

Ladies and Gentlemen:

On April 4, 2025, Imunon, Inc. (the “Registrant”) initially filed Registration Statement No. (File No. 333-286403) on Form S-1 (as amended on May 13, 2025 on Form S-1/A and as further amended on May 19, 2025 on Form S-1/A, together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof.

The Registrant has determined not to pursue, at this time, the public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Should you have any questions regarding this request, please do not hesitate to contact General Counsel of the Registrant, Susan Eylward at (917) 538-6811.

Sincerely,

Imunon, Inc.

By:	/s/ Susan Eylward
Name:	Susan Eylward
Title:	General Counsel